Exhibit 3.1

FIRST AMENDMENT
TO
AMENDED AND RESTATED BYLAWS
OF
NOVA LIFESTYLE, INC.

Effective:  February 23, 2018

This First Amendment to the Amended and Restated Bylaws of Nova Lifestyle, Inc., a Nevada corporation, (the “Amendment”) is hereby made and adopted effective as of February 23, 2018.

RECITALS

 A. Nova Lifestyle, Inc. (the “Corporation”) previously adopted the Corporation’s Amended and Restated Bylaws (“Bylaws”) on June 20, 2011.

B. Pursuant to Section 5.3 of the Bylaws, the Bylaws may be amended by the vote of a majority of the members of the Corporation’s Board of Directors.

C. The Board of Directors has determined that it is in the best interests of the Corporation and its shareholders to amend the Bylaws as described below.

AMENDMENT

1. Amended and Restated Section 1.9.  Section 1.9 of the Bylaws shall be deleted in its entirety and replaced with the following:

9.  Quorum of Shareholders

The holders of one-third of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or series, voting as a class, the holders of a one-third of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

2. Effect.  Except as amended by this Amendment, all other terms of the Bylaws shall remain in full force and effect.

/s/ Thanh H. Lam
Thanh H. Lam, President and Chief Executive Officer